Exhibit 99.5

GLASS HOUSE BRANDS INC.

UNDERTAKING

TO:	Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8

RE:	Glass House Brands Inc. (the "Corporation")

Reference is made to the short form base shelf prospectus of the Corporation dated May 16, 2024 (the "Prospectus") in connection with the offering by the Corporation from time to time of subordinate voting shares, restricted voting shares, limited voting shares, preferred shares, debt securities, subscription receipts, warrants and units of the Corporation in each of the provinces and territories of Canada and to subsection 4.2(a)(x) and (x.1) of National Instrument 44-101 – Short Form Prospectus Distributions.

In connection with the filing of the Prospectus, the undersigned, on behalf of the Corporation, hereby undertakes that the Corporation will file any material contracts and documents affecting the rights of securityholders and, in particular, any indenture pursuant to which Securities (as defined in the Prospectus) are offered under any Prospectus Supplement (as defined in the Prospectus), including any trust indenture for any offering of debt securities, any subscription receipt agreement for any offering of subscription receipts and any warrant indentures for any offering of warrants, promptly and in any event no later than seven days after the execution or effective date thereof.

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Dated this 16th day of May, 2024.

Glass House Brands Inc.

Per:	(signed) “Benjamin Vega”
	Name:	Benjamin Vega
	Title:	General Counsel and Corporate Secretary

[Signature Page – Undertaking to file Material Documents]